PROSPECTUS SUPPLEMENT NO. 1                   Filed Pursuant to Rule 424(b)(3)
(TO PROSPECTUS DATED JULY 16, 2004)           Registration No. 333-115508



                           Telewest Global, Inc.

                     110,000,000 SHARES OF COMMON STOCK

This prospectus supplement supplements the prospectus dated July 16, 2004 relating to the offer and sale by the selling stockholders identified in the prospectus of up to 110,000,000 shares of common stock of Telewest Global, Inc. This prospectus supplement includes:

     o Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, which was filed with the Securities and Exchange Commission on July 29, 2004.

     o A Report on Form 8-K, including a press release announcing the US GAAP results for the three and six months ended June 30, 2004, for our predecessor company, Telewest Communications plc, which was filed with the Securities and Exchange Commission on July 29, 2004.

The information contained in the reports included in this prospectus supplement is dated as of the respective period of such reports. This prospectus should be read in conjunction with the prospectus dated July 16, 2004, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated July 16, 2004, including any supplements or amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The date of this Prospectus Supplement is July 29, 2004

===============================================================================

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 10-Q

                                 (Mark one)

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2004

                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE TRANSITION PERIOD FROM   TO

COMMISSION FILE NUMBER 001-32256

                           TELEWEST GLOBAL, INC.
           (Exact name of registrant as specified in its charter)

           DELAWARE                                    59-3778247
 (State or other jurisdiction of           (I.R.S. Employer Identification No.)
  incorporation or organization)

         160 GREAT PORTLAND STREET, LONDON, W1W 5QA UNITED KINGDOM
                  (Address of principal executive offices)

                                 (Zip Code)

                             +44 (20) 7299 5000
            (Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days          Yes [ X ]    [ ] No

Indicate by check mark whether the registrant is an accelerated filer (as
defined in Rule 12b-2 of the Exchange Act).            [  ]  Yes  [ X ] No

The number of shares outstanding of the registrant's common stock as of July 28, 2004 was 245,000,001.


===============================================================================

                           TELEWEST GLOBAL, INC.

                                   INDEX

                       PART I - FINANCIAL INFORMATION

ITEM - 1  FINANCIAL STATEMENTS

     Consolidated Balance Sheets as of June 30, 2004 and December 31, 2003

     Consolidated Statements of Operations for the Three Months and Six Months Ended June 30, 2004

     Consolidated Statements of Changes in Shareholder's Equity/(Deficit) and Comprehensive Income for the Six Months Ended June 30, 2004

     Consolidated Statements of Cash Flows for the Three Months and Six Months Ended June 30, 2004

     Notes to Consolidated Financial Statements

ITEM - 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
         RESULTS OF OPERATIONS

ITEM - 3 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM - 4 CONTROLS AND PROCEDURES


                        PART II - OTHER INFORMATION

ITEM - 1 LEGAL PROCEEDINGS

ITEM - 2 CHANGES IN SECURITIES, USE OF PROCEEDS

ITEM - 3 DEFAULTS UPON SENIOR SECURITIES

ITEM - 4 SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

ITEM - 5 OTHER INFORMATION

ITEM - 6 EXHIBITS AND REPORTS ON FORM 8-K


SIGNATURES

                       PART I - FINANCIAL INFORMATION

ITEM - 1 FINANCIAL STATEMENTS

                           TELEWEST GLOBAL, INC.
                        CONSOLIDATED BALANCE SHEETS
                      (IN DOLLARS EXCEPT, SHARE DATA)
                                (UNAUDITED)
                                                    JUNE 30,    DECEMBER 31,
                                                        2004            2003
                                                ------------    ------------
ASSETS
Current assets:
Other receivables                               $          -    $         10
                                                ------------    ------------
TOTAL ASSETS                                    $          -    $         10
                                                ============    ============

LIABILITIES AND SHAREHOLDER'S DEFICIT
Other liabilities                               $    278,708    $    337,655
                                                ------------    ------------
TOTAL LIABILITIES                                    278,708         337,655
                                                ------------    ------------

SHAREHOLDER'S DEFICIT
Preferred stock - $0.01 par value;
   authorized  5,000,000 shares,
   issued none (2004 and 2003)                             -               -
Common stock - $0.01 par value;
   authorized  1,000,000,000
   shares, issued 1 (2004 and 2003)                        -               -
Additional paid-in capital                           349,792              10
Accumulated deficit                                 (628,500)       (337,655)
                                                ------------    ------------
TOTAL SHAREHOLDER'S DEFICIT                         (278,708)       (337,645)
                                                ------------    ------------

                                                ------------    ------------
TOTAL LIABILITIES AND SHAREHOLDER'S DEFICIT     $          -    $         10
                                                ============    ============




See accompanying notes to the consolidated financial statements

                           TELEWEST GLOBAL, INC.
                   CONSOLIDATED STATEMENTS OF OPERATIONS
                                (IN DOLLARS)
                                (UNAUDITED)

                                            THREE MONTHS          SIX MONTHS
                                          ENDED JUNE 30,       ENDED JUNE 30,
                                                    2004                2004
                                       -------------------------------------
REVENUE                                $             -       $            -
Operating costs and expenses                 (182,768)             (290,845)
                                       -------------------------------------
OPERATING LOSS                               (182,768)             (290,845)
Other expenses                                       -                    -
                                       -------------------------------------
LOSS BEFORE INCOME TAXES                     (182,768)             (290,845)
Income taxes                                         -                    -
                                       -------------------------------------
NET LOSS                               $     (182,768)       $     (290,845)
                                       =====================================



See accompanying notes to the consolidated financial statements

                                                   TELEWEST GLOBAL, INC.
                     CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY/(DEFICIT) AND COMPREHENSIVE INCOME
                                              (IN DOLLARS EXCEPT, SHARE DATA)
                                                        (UNAUDITED)



                                     COMMON         ADDITIONAL          COMPREHENSIVE         ACCUMULATED            TOTAL
                                      STOCK            PAID-IN                 INCOME             DEFICIT
                                                       CAPITAL
                            ----------------------------------------------------------------------------------------------
Balance at
  December 31, 2003            $          -     $           10     $                -       $    (337,655)    $   (337,645)
Capital contribution                      -            349,782                      -                   -          349,782
Net loss                                  -                 -                       -            (290,845)        (290,845)
                            ----------------------------------------------------------------------------------------------
Balance at June
  30, 2004                     $          -     $      349,792     $                -       $    (628,500)    $   (278,708)
                            ----------------------------------------------------------------------------------------------


There was no other comprehensive income in the six months ended June 30, 2004.


See accompanying notes to the consolidated financial statements

                                                         TELEWEST GLOBAL, INC.
                                                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                              (IN DOLLARS)
                                                              (UNAUDITED)


                                                                                  THREE MONTHS ENDED               SIX MONTHS
                                                                                       JUNE 30, 2004           ENDED JUNE 30,
                                                                                                                         2004


CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                         $          (182,768)     $          (290,845)
Adjustments to reconcile net loss to net cash used in operating activities:
Decrease in other receivables                                                                     10                       10
Decrease in other liabilities                                                               (167,024)                 (58,947)
------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES                                                       (349,782)                (349,782)
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from capital contribution                                                           349,782                  349,782
------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                                                        349,782                  349,782
------------------------------------------------------------------------------------------------------------------------------
Net increase/(decrease) in cash and cash equivalents                                               -                        -
Cash and cash equivalents at beginning of period                                                   -                        -
------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                       $                 -      $                 -
------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to the consolidated financial statements

                           TELEWEST GLOBAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                        QUARTER ENDED JUNE 30, 2004

1    Organization and History

Telewest Global, Inc. ("the Company") was incorporated in the US state of Delaware on November 12, 2003, as a wholly owned subsidiary of Telewest Communications plc ("Telewest Communications"). The Company acquired the entire issued share capital of Telewest UK Limited ("Telewest UK"), a subsidiary newly formed under the laws of England and Wales, on November 26, 2003.

On July 13, 2004, the Company entered into a transfer agreement with Telewest Communications and Telewest UK to acquire substantially all of the assets of Telewest Communications. The financial restructuring of Telewest Communications was declared effective on July 15, 2004 and the Company became the ultimate holding company for the operating companies of Telewest Communications. See note 8 - Recent Developments, for a further discussion in respect of the completion of financial restructuring.

2    Basis of Preparation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and the rules of the Securities and Exchange Commission ("SEC"). In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months and six months ended June 30, 2004 will not be indicative of the results that may be expected for the year ending December 31, 2004.

The consolidated balance sheet at December 31, 2003 has been derived from the audited consolidated financial statements at that date.

The accompanying unaudited consolidated financial statements have been prepared in US dollars, which represents the appropriate reporting currency of the Telewest Global, Inc. group for the period covered by this quarterly report. Telewest Global, Inc. was incorporated with the expectation of acquiring substantially all of the assets of Telewest Communications upon completion of its financial restructuring. The financial restructuring was completed on July 15, 2004, following the acquisition of substantially all of Telewest Communications' assets on July 14, 2004. The businesses acquired from Telewest Communications operate solely in the United Kingdom and therefore substantially all the Company's revenues and expenses are now derived from the United Kingdom. The Company will therefore adopt pounds sterling as its reporting currency for all subsequent filings.

3    Summary of Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of its wholly owned subsidiary, Telewest UK. All significant inter-company accounts and transactions have been eliminated upon consolidation. All acquisitions have been accounted for under the purchase method of accounting.

4    Business Combination

The Company acquired the entire issued share capital of Telewest UK on November 26, 2003, for a consideration of $2.

5    Other Liabilities

                                           JUNE 30, 2004      DECEMBER 31, 2003
Professional service fees              $               -     $          236,927
Directors fees and expenses payable              269,667                 78,100
Franchise tax liability                            9,041                 22,628
                                       ------------------    -------------------
                                       $         278,708     $          337,655
                                       ==================    ===================

6    Shareholder's Equity

On November 26, 2003, the Company issued one share of common stock - par value $0.01 to Telewest Communications for a consideration of $10.

On June 23, 2004, the Company entered into a capital contribution agreement with Telewest Communications, providing funding to allow the Company to meet its obligations. The agreement provided financial support up to July 14, 2004, the date of the transfer of substantially all of Telewest Communications' assets. During the three months ended June 30, 2004, a total capital contribution of $349,782 was made by Telewest Communications to the equity of the Company. No shares were issued in connection with the capital contribution.

As a result of Telewest Communications' financial restructuring being declared effective on July 15, 2004, the Company issued 245,000,000 shares of common stock. These shares were issued to an escrow agent for subsequent distribution to Telewest Communications' shareholders and creditors as determined by its scheme of arrangement. See note 8 - Recent Developments, for a further discussion in respect of the completion of financial restructuring.

7    Related Party Transactions

In the normal course of business, the Company has entered into a number of arrangements with Telewest Communications. These arrangements include the directors and officers liability insurance policy applicable to Telewest Communications being extended to cover the directors and officers of the Company, and also shared service arrangements in respect of certain employees and facilities of Telewest Communications. No costs in respect of these arrangements have been borne by the Company during the three months and six months ended June 30, 2004.

8    Recent Developments

On July 13, 2004, the Company, Telewest Communications and Telewest UK entered into a transfer agreement (the "Transfer Agreement"). The Transfer Agreement provides for the transfer of substantially all of the assets of Telewest Communications (including the shares in Telewest Communications Networks Limited and its other operating companies, but excluding the shares in Telewest Finance (Jersey) Limited and one share of the Company's common stock) to Telewest UK. The asset transfer contemplated by the Transfer Agreement was completed on July 14, 2004.

On July 15, 2004, Telewest Communications' financial restructuring became effective. As a result, all outstanding notes and debentures of Telewest Communications and its Jersey-based finance subsidiary have been cancelled. A total of 241,325,000 shares, or 98.5%, of the Company's common stock were distributed by an escrow agent to the holders of Telewest Communications and its Jersey-based finance subsidiary's notes and debentures and certain other scheme creditors. The remaining 3,675,000 shares, or 1.5%, of the Company's common stock were distributed to Telewest Communications' existing shareholders. As part of the financial restructuring, on July 15, 2004, the Company also successfully completed the amendment of the senior secured credit facility held by one of the operating subsidiaries of Telewest Communications, transferred to the Company on July 14, 2004. As a condition to completing the amendment to the senior secured credit facility, approximately (pound)160 million outstanding on the prior senior secured credit facility was repaid. The amended facility provides for fully committed facilities of (pound)2,030 million.

Trading in the Company's common stock on the Nasdaq National Market commenced on July 19, 2004 under the symbol "TLWT."

As a result of the completion of Telewest Communications' financial restructuring on July 15, 2004, the Company adopted "fresh start" accounting in accordance with Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" of "SOP 90-7," issued by the American Institute of Certified Public Accountants, with effect from July 1, 2004. Under SOP 90-7, the Company has established a new accounting basis, and recorded its existing assets and liabilities at their respective fair values. As a result of the application of "fresh start" accounting, the Company's balance sheet and results of operations for the three months ending September 30, 2004 and for each reporting period thereafter will not be comparable in many material respects to the balance sheet and results of operations reflected in Telewest Communications' historical financial statements for periods prior to July 1, 2004. In addition, the final results of operations of Telewest Communications will probably include a gain on the extinguishment of Telewest Communications' outstanding notes and debentures. This may make it more difficult to compare the Company's performance with the historical performance of Telewest Communications.

Some of the statements in this quarterly report constitute "forward-looking statements" which the Company believe to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or the future financial performance of the Company, including, but not limited to, expected capital expenditures, future cash sources and requirements and liquidity that involve known and unknown risks, uncertainties and other factors that may cause the Company's and the Company's businesses actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," or "continue" or the negative of those terms or other comparable terminology.

There are a number of important factors that could cause our actual results and future development to differ materially from those expressed or implied by those forward-looking statements, including, but not limited to:

     o our ability to refinance our amended senior credit facility at its final term;

     o our ability to fund our operations through operating cash flow, in particular given our obligations to service our substantial indebtedness;

     o our ability to comply with financial and performance covenants in our amended senior secured facility, as non-compliance may lead to additional restrictions on us or accelerated repayment obligations;

     o changes that may be made to our business, operations and current long-range plan by our new board of directors;

     o the extent to which we are able to compete with other providers of broadband internet services, including British
          Telecommunications plc;

     o the extent to which consumers regard cable telephony as an attractive alternative to telephony services provided by, for example British Telecommunications plc, or the emergence of voice-over-internet protocol as a viable alternative to cable telephony;

     o the extent to which we are able to successfully compete with mobile network operators;

     o the extent to which we are able to retain our current customers and attract new customers;

     o the extent to which we are able to migrate customers to additional products or services or to high-margin products or services;

     o the extent to which regulatory and competitive pressures in the UK telephony market continue to reduce prices;

     o the extent to which UK and EU merger control laws restrict our ability to expand through mergers or acquisitions;

     o our ability to develop and introduce attractive interactive and high-speed data services in a rapidly changing and highly competitive technological and business environment;

     o our ability to penetrate markets and respond to changes or increases in competition;

     o our ability to compete against digital television service providers, including British Sky Broadcasting Group plc and Freeview, by increasing our digital customer base;

     o    our ability to compete with other internet services providers;

     o our ability to achieve, or realize benefits from, any further consolidation in the UK cable industry

     o our ability to have an impact on, or respond to, new or changed government regulations;

     o our ability to improve operating efficiencies, including through cost reductions;

     o our ability to maintain and upgrade our network in a cost-efficient and timely manner;

     o adverse changes in the price or availability of telephony interconnection or cable television programming;

     o our ability to compete effectively in the advertising-sales, program distribution and programming supply markets; and

     o    disruption in our supply of programming, services and equipment.

Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any of the forward-looking statements after the date of this quarterly report to conform them to actual results, whether as a result of new information, future events or otherwise. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the caption "Risk Factors" in the Registration Statement on Form S-1 (No. 333-115508) filed by the Company. with, and declared effective by, the US Securities and Exchange Commission on July 16, 2004, which describe risks and factors that could cause results to differ materially from those projected in those forward-looking statements.

These risk factors may not be exhaustive. Other sections of this quarterly report may describe additional factors that could adversely impact the Company's business and financial performance. The Company operates in a continually changing business environment, and new risk factors may emerge from time to time. Management cannot anticipate all of these new risk factors, nor can they definitively assess the impact, if any, of new risk factors on the Company or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward- looking statements should not be relied upon as a prediction of actual results.

ITEM - 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Telewest Global, Inc. (the "Company") was incorporated in the US state of Delaware on November 12, 2003, as a wholly owned subsidiary of Telewest Communications plc ("Telewest Communications"). The Company acquired the entire issued share capital of Telewest UK Limited (Telewest UK), a subsidiary newly formed under the laws of England and Wales, on November 26, 2003.

On July 13, 2004, the Company entered into a transfer agreement with Telewest Communications and Telewest UK to acquire substantially all the assets of Telewest Communications. The financial restructuring of Telewest Communications was declared effective on July 15, 2004 and the Company became the ultimate holding company for the operating companies of the Telewest group. For a further discussion of financial restructuring see note 8 to the Company's consolidated financial statements as disclosed in Item - 1 Financial Statements, of this quarterly report.

The presentation of the Company's financial results of operations for the three months ending September 30, 2004 and all subsequent reporting periods will differ from that of Telewest Communications due to the financial restructuring, and it may be difficult to compare the Company's future performance to the historical performance of Telewest Communications. In particular, as result of the completion of Telewest Communications' financial restructuring:

     o (pound)3,282 million of notes and debentures and (pound)479 million of unpaid accrued interest reflected on the Telewest Communications' balance sheet, were extinguished resulting in the transfer of post-restructuring liabilities of approximately (pound)2,800 million to the Company. In addition, as part of the financial restructuring, the senior secured credit facility entered into by Telewest Communications Networks Limited, now a wholly owned subsidiary of the Company, was amended. As part of the amendment process, approximately (pound)160 million outstanding under the prior facility was repaid. The final results of operations of Telewest Communications will probably include a gain on the extinguishment of its outstanding notes and debentures, and the Company's future indebtedness and related interest expense will be substantially reduced.

     o The Company adopted "fresh start" accounting in accordance with SOP 90-7, with effect from July 1, 2004. Under SOP 90-7, the Company has established a new accounting basis, and recorded its existing assets and liabilities at their respective fair values. As a result of the application of "fresh start" accounting, the Company's balance sheet and results of operations for the three months ending September 30, 2004 and for each reporting period thereafter will not be comparable in many material respects to the balance sheet and results of operations reflected in Telewest Communications' historical financial statements for periods prior to July 1, 2004.

     o The Company will adopt pounds sterling as its reporting currency and will, in contrast to Telewest Communications, only present its results in the future in accordance with US GAAP. See note 2 to the Company's consolidated financial statements as disclosed in Item - 1 Financial Statements, of this quarterly report.

The Company intends to adopt the same reportable business segments as Telewest Communications for all subsequent filings.

RESULTS OF OPERATIONS

THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2004

Revenue

The Company did not operate during the period covered by this quarterly report, and has not generated any revenue subsequent to its formation on November 12, 2003, through June 30, 2004. The Company was not incorporated during the three months and six months ended June 30, 2003.

Following completion of Telewest Communications' financial restructuring, the Company now operates and generates revenues in the UK broadband communications and media sectors. For a further discussion of financial restructuring see note 8 to our consolidated financial statements as disclosed in Item - 1 Financial Statements, of this quarterly report.

Operating costs and expenses

For the three months and the six months ended June 30, 2004, operating costs and expenses were $182,768 and $290,845, respectively. These costs and expenses have been incurred in respect of the appointment of the Company's board of directors and related remuneration and expenses.

Following completion of Telewest Communications' financial restructuring, the Company now operates in the UK broadband communications and media sectors. As a result of the completion of financial restructuring, future operating costs and expenses will increase materially from those incurred during the period covered by this quarterly report. For a further discussion of financial restructuring see note 8 to our consolidated financial statements as disclosed in Item - 1 Financial Statements, of this quarterly report.


LIQUIDITY AND CAPITAL RESOURCES

During the period covered by this quarterly report, Telewest Communications provided financial support to the Company and Telewest UK ensuring that liabilities could be met as they fell due. Such financial support was provided by means of a capital contribution and continued to be so until July 14, 2004, the date which the assets of the Telewest business were transferred to the Company. For the three months and six months ended June 30, 2004, cash provided by financing activities of $349,782 was derived solely from capital contributions, which were applied to settle operating costs and expenses, resulting in cash used by operating activities of $349,782. There was no change in cash and cash equivalents for the three months and six months ended June 30, 2004.

Upon completion of the financial restructuring, a wholly owned indirect subsidiary of the Company entered into an amended senior secured credit facility with its senior lenders. The Company will need to service interest payments on the amended senior secured credit facility from cash flow from operations and existing cash and cash equivalents and will need to repay most of the approximately (pound)1.84 billion outstanding on the amended senior secured credit facility on or before December 31, 2005. Telewest Communications had (Pound)452 million of cash and cash equivalents at June 30, 2004, a substantial portion of which was acquired by the Company upon completion of financial restructuring. The Company does not expect to be able to generate sufficient cash flow to repay that debt on December 31, 2005 and will therefore need to refinance a substantial portion of the amended senior secured credit facility before that date.

The Company anticipates that its principal source of funds will be proceeds from the amended senior secured credit facility, additional vendor financing, if available, possible strategic sales of assets, existing cash and cash equivalents and cash provided by operating activities. Future actual funding requirements could exceed currently anticipated requirements. Differences may result from higher-than-anticipated costs, including higher interest costs on the amended senior secured credit facility as a result of higher interest rates generally, higher capital expenditure and/or lower than anticipated revenues.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our significant accounting policies are described in Note 1 to our consolidated financial statements as disclosed in Item - 1 Financial Statements, of this quarterly report.


ITEM - 3 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

During the period covered by this quarterly report, the Company was not subject to market risk as a result of all funding being provided by Telewest Communications in the form of a capital contribution and the Company not trading.

INTEREST RATE RISK

As a result of the completion of Telewest Communications' financial restructuring and the transfer of substantially all of the assets and post restructuring liabilities, the Company has been subject to interest rate risk on its amended senior secured credit facility since July 15, 2004. The amended senior secured credit facility provides total committed borrowing facilities of (pound)2,030 million, of which (pound)1,840 million are currently drawn down by the Company and have been since July 15, 2004. The Company has sought to reduce its exposure to adverse interest rate fluctuations on borrowings under the amended senior secured credit facility, principally through interest rate swaps. The aggregate value of interest rate swaps is currently (pound)1,399 million, leaving an unhedged amount of (pound)441 million.

FOREIGN CURRENCY EXCHANGE RATE RISK

The Company was not subject to foreign currency exchange rate risk during the period covered by this quarterly report, as it did not trade. Subsequent to the financial restructuring, substantially all of the Company's revenues and operating costs and expenses will be incurred in pounds sterling; its reporting currency for all subsequent filings. As a result, the Company does not presently hold derivative financial instruments to hedge against the fluctuation in the pound sterling/US dollar exchange rate or the fluctuation of the pound sterling against any other currency.


ITEM - 4 CONTROLS AND PROCEDURES

Our Acting Chief Executive Officer and Chief Financial Officer have, with the participation of management, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as of the end of the period covered by this report. Based on that evaluation, the Acting Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures are effective in permitting us to comply with our disclosure obligations and ensure that the material information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. There were no changes in our internal control over financial reporting during the quarter ended June 30, 2004 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

                        PART II - OTHER INFORMATION

ITEM - 1  LEGAL PROCEEDINGS

Not applicable.

ITEM - 2  CHANGES IN SECURITIES, USE OF PROCEEDS

As part of Telewest Communications' financial restructuring, on July 19, 2004 an escrow agent completed the distribution of 241,325,000 shares of the Company's common stock to certain creditors of Telewest Communications in exchange for the cancellation of all of the outstanding notes and debentures of Telewest Communications and its subsidiary, Telewest Finance (Jersey) Limited, and 3,675,000 shares of the Company's common stock to Telewest Communications' shareholders. The creditors received shares of our common stock pursuant to an English-court sanctioned scheme of arrangement, which was exempt from the registration requirements of the Securities Act, pursuant to Section 3(a)(10) of the Securities Act. The shareholders received shares of our common stock pursuant to an effective registration statement on Form S-4 (Registration No. 333-110815). No underwriters were involved in the issuance and sale of these securities.

ITEM - 3  DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM - 4  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ITEM - 5  OTHER INFORMATION

Not applicable.

ITEM - 6  EXHIBITS AND REPORTS ON FORM 8-K

(a)  Exhibits
     10.1 Letter Agreement, dated June 9, 2004, between Eric J. Tveter and Telewest Global, Inc. (Incorporated by reference to Telewest Global, Inc.'s Registration Statement on Form S-1 as filed with the Securities Exchange Commission on July 16, 2004 (Registration No. 333-115508).)
     10.2 Escrow Agent Agreement among Telewest Communications plc, Telewest Finance (Jersey) Limited, The Bank of New York, Innisfree Incorporated and Telewest Global, Inc. (Incorporated by reference to Telewest Global, Inc.'s Quarterly Report for the period ended March 31, 2004 on Form 10-Q, as filed with the Securities and Exchange Commission on June 16, 2004).
     31.1 Certification of Acting Chief Executive Officer pursuant to
          Section 302 of the Sarbanes-Oxley Act of 2002.
     31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
     32.1 Certification of Acting Chief Executive Officer pursuant Section 906 of the Sarbanes-Oxley Act of 2002.
     32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(b)  Reports on Form 8-K

     No filings on Form 8-K were made during the three months ended June 30, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                     Telewest Global, Inc.
                                            -----------------------------------
                                                         (registrant)


Date: July 29, 2004                           /s/ Neil Smith
                                            -----------------------------------
                                            Name: Neil Smith
                                            Chief Financial Officer

PRESS RELEASE

-------------------------------------------------------------------------------


                      TELEWEST GLOBAL, INC. ANNOUNCES
       TELEWEST COMMUNICATIONS PLC'S SECOND QUARTER FINANCIAL RESULTS
                                  FOR 2004



London, United Kingdom - July 29, 2004 (NASDAQ: TLWT). Telewest Global, Inc. ("Telewest") today announced the US GAAP results for the three and six months ended June 30, 2004, for its predecessor company, Telewest Communications plc ("plc"). Substantially all of the assets of plc were transferred to Telewest UK, a wholly owned subsidiary of Telewest on July 14, 2004 in connection with plc's financial restructuring. During the three and six months ended June 30, 2004, Telewest had no significant assets and no operations. Telewest's quarterly results, including a discussion of how the presentation of its future results will differ from the presentation of the historical results of plc, are included in its quarterly report on Form 10-Q, filed with the U.S. Securities and Exchange Commission today.


                         SECOND QUARTER HIGHLIGHTS


    OPERATING INCOME INCREASED YEAR-ON-YEAR FROM (POUND)3M TO (POUND)20M
     QUARTERLY NET CASH PROVIDED BY OPERATING ACTIVITIES OF (POUND)88M
             72,000 BROADBAND NET ADDITIONS - A RECORD QUARTER
 CUSTOMERS TAKING TWO OR MORE SERVICES INCREASED YEAR-ON-YEAR BY 4% PTS TO 75%
    QUARTERLY REVENUE GENERATING UNIT ("RGU") GROWTH OF 84,000 TO 3.45M



London, United Kingdom - Cob Stenham, Chairman of Telewest Global, Inc.
commented:

"This is the last set of results for Telewest Communications plc, the predecessor company of Telewest Global, Inc. prior to the completion of its financial restructuring on July 15, 2004. They show continued good operating performance with growth in customers and revenue generating units. Coupled with strong cost control and reduced SG&A expenses, the result is that operating income, and free cash flow are sharply up. In particular, we achieved record growth in broadband services and increased the proportion of our "triple play" customers to 22%.

As a result of the financial restructuring, Telewest now has a strong balance sheet and a sound platform for delivering profitable growth as a leading broadband communications and media group in the United Kingdom."





ENQUIRIES:    INVESTORS
              Richard Williams  Head of investor relations +44 (0) 20 7299
                                                           5479
              Vani Gupta        Investor relations manager +44 (0) 20 7299
                                                           5353

              MEDIA
              Jane Hardman      Director of corporate      +44 (0) 20 7299
                                communications             5888






COMPANY SUMMARY

We are a leader in the UK broadband communications and media sector. Our operations are divided into two reporting segments: cable and content. The cable segment is further subdivided into a consumer sales division and a business sales division. The consumer sales division provides cable television, consumer telephony and internet access services to residential customers. The business sales division focuses on a wide range of voice, data and managed solutions services for businesses. We use our local distribution networks, our "national network" and our internet protocol services platform to handle the communication, entertainment and information needs of our residential and business customers. Our content segment supplies basic (non-premium) television channels and related services to the UK pay-television broadcasting market.

The content segment, which has four pay-television channels and one free-to-air channel, owns 50% of the companies that comprise UKTV, a joint venture formed with BBC Worldwide. UKTV offers a portfolio of multi-channel television channels based on the BBC's program library. The content segment, together with UKTV, is the largest provider of basic (non-premium) thematic channels to the UK multi-channel pay-television broadcasting market.

FINANCIAL SUMMARY


US GAAP FINANCIAL                THREE MONTHS           SIX MONTHS
MEASURES (IN                     ENDED JUNE 30,       ENDED JUNE 30,
(POUND) MILLIONS)                 2004    2003         2004    2003
--------------------------------------------------------------------
Total revenue                      326     323          654     642
Operating income                    20       3           39       5
Net (loss)/income                 (126)      5         (130)   (158)
Net cash provided by
operating activities                88      62          170     136
--------------------------------------------------------------------

Operating income for the three months ended June 30, 2004 was (pound)20 million, up (pound)17 million from (pound)3 million for the three months ended June 30, 2003, and for the six months ended June 30, 2004 was (pound)39 million, up (pound)34 million from (pound)5 million for the six months ended June 30, 2003. The improvements resulted from increased revenues and lower operating costs.

Net (loss)/income decreased from (pound)5 million net income for the three months ended June 30, 2003 to (pound)126 million net loss for the three months ended June 30, 2004. The movement resulted principally from foreign exchange losses of (pound)37 million on our dollar-denominated debt in the second quarter of 2004 compared to exchange gains of (pound)117 million in the second quarter of 2003, as a result of the increasing value of the US dollar versus the pound sterling during the second quarter of 2004. As all of the dollar-denominated debt was cancelled under the financial restructuring, foreign exchange movements on this cancelled debt will not occur in the future. Net (loss)/income was also negatively impacted by (pound)83 million and (pound)161 million in the three and six months ended June 30, 2004, respectively, of interest on notes and debentures. These notes and debentures were cancelled under the financial restructuring and the accompanying interest will not be paid.

Net (loss)/income decreased from (pound)158 million for the six months ended June 30, 2003 to (pound)130 million for the six months ended June 30, 2004. The movement resulted principally from improved operating income partially offset by reduced foreign exchange gains.

Net cash provided by operating activities increased from (pound)62 million for the second quarter of 2003 to (pound)88 million for the second quarter of 2004 and from (pound)136 million for the six months ended June 30, 2003 to (pound)170 million for the six months ended June 30, 2004. These increases were principally as a result of improvements in operating income and reduced working capital.

NON-US GAAP FINANCIAL              THREE MONTHS         SIX MONTHS
MEASURES (IN(POUND)               ENDED JUNE 30,      ENDED JUNE 30,
MILLIONS)                            2004   2003       2004    2003
--------------------------------------------------------------------
Adjusted EBITDA                       122    109        244     210
Free cash flow                         37     21         62      32
--------------------------------------------------------------------

A  reconciliation  of the above non-US GAAP  financial  measures,  Adjusted
EBITDA and Free cash flow, to the most directly comparable US GAAP financial measures are explained and shown on pages 15 to 18.

Adjusted EBITDA for the three months ended June 30, 2004 was (pound)122 million, up 12% as compared to the three months ended June 30, 2003, reflecting increased revenues, improved gross margin and lower selling, general and administrative expenses ("SG&A"). Adjusted EBITDA for the three months ended June 30, 2004, represents Cable Adjusted EBITDA of (pound)119 million and Content Adjusted EBITDA of (pound)3 million compared with (pound)107 million and (pound)2 million, respectively, for the three months ended June 30, 2003.

Adjusted EBITDA for the six months ended June 30, 2004 was (pound)244 million, up 16% as compared to the six months ended June 30, 2003, reflecting increased revenues, improved gross margin and lower SG&A. Adjusted EBITDA for the six months ended June 30, 2004, represents Cable Adjusted EBITDA of (pound)236 million and Content Adjusted EBITDA of (pound)8 million compared with (pound)205 million and (pound)5 million, respectively, for the six months ended June 30, 2003.

Free cash flow for the three and six months ended June 30, 2004 was (pound)37 million and (pound)62 million, respectively, up 76% and 94% compared to the three and six months ended June 30, 2003, as improvements in net cash provided by operating activities were partially offset by increases in cash paid for property and equipment.

OPERATING RESULTS

COMPARISON OF THE THREE-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

Except where otherwise stated in this section, all comparisons compare the three-month period ended June 30, 2004 to the three-month period ended June 30, 2003. All quarterly financial information is unaudited.

Total revenue                   Three months     Three months
(in (pound)millions)            ended June 30,  ended June 30,  Percentage
                                     2004           2003         inc/(dec)
-------------------------------------------------------------------------
Cable Segment
      Consumer sales                  235            228             3%
      Business sales                   63             69           (9%)
-------------------------------------------------------------------------
Total Cable Segment                   298            297              -
Content Segment                        28             26             8%
-------------------------------------------------------------------------
Total revenue                         326            323             1%
=========================================================================

CABLE SEGMENT

CONSUMER SALES DIVISION

Consumer sales division revenue increased (pound)7 million from (pound)228 million to (pound)235 million, due primarily to growth in internet revenue.

Overall, the consumer sales division's Average Revenue Per User ("ARPU") for the quarter was up 3% to (pound)44.98 reflecting increasing broadband internet and "triple play" penetration. During the quarter the number of household customers increased by 10,000.

Our successful focus on selling bundled products has resulted in the percentage of customers subscribing to two or more services increasing from 71% to 75% and the percentage of "triple play" customers increasing from 13% to 22%. This success is also reflected in the growth of Revenue Generating Units (RGUs) which grew by 84,000 in the quarter.

Subscriber growth was also helped by a reduction in average monthly churn from 1.3% to 1.1%.

CABLE TELEVISION

The number of TV subscribers rose by 2,000 in the second quarter of 2004 compared to losses of 23,000 in the second quarter of 2003. Average monthly TV churn fell from 1.7% to 1.3%.

We are improving the range of content included in our lower and mid-tier digital TV packs. The entry level Starter pack will expand to incorporate the five most popular digital television channels and the mid-tier Essential pack will now include the top fifteen. Alongside these changes, we have increased the price of our Essential pack by (pound)1 per month with effect from July 1, 2004.

At June 30, 2004, 82% of our TV subscribers took our digital service compared with 73% at June 30, 2003. 94% of our network has been upgraded for broadband and digital. We continue to upgrade the last remaining sections of our network that are currently unable to receive digital television or broadband.

We are  currently  working  on plans to begin  rolling  out Video On Demand
(VOD) and Personal Video Recorder (PVR) services in the future.

CONSUMER TELEPHONY

The number of telephony subscribers increased by 9,000 in the second quarter compared to the loss of 13,000 in the corresponding period in 2003 as we continued to add customers in an increasingly competitive market. Average monthly telephony churn fell from 1.2% to 1.1%.

The number of subscribers to our "Talk" flat rate telephony packages increased by 34,000 in the second quarter, compared to 16,000 in the second quarter of 2003. 32% of all telephony customers are now on a "Talk" flat rate package compared to 25% at June 30, 2003.

Revenues from telephony products have declined slightly, due to lower telephony usage and due to the sale of our Indirect Access ("IDA") telephony business in July 2003. This IDA business had generated (pound)2 million of revenue in the second quarter of 2003. Telephony usage revenue has also been impacted by reductions in our mobile telephony prices following cuts in interconnect charges from mobile operators imposed by Ofcom, (the UK regulatory body for communications).

INTERNET

The second quarter was our best ever quarter for broadband with 72,000 net additions compared to 51,000 net additions in the first quarter of 2004. This growth was driven principally by the successful launch of our lower tier 256Kb service in March 2004. At June 30, 2004, we had 538,000 broadband internet subscribers.

During the second quarter of 2004, we also increased the connection speeds of our top three broadband tiers at no additional cost to our customers. Our standard broadband service increased in speed from 512Kb to 750Kb. The 1Mb and 2Mb services increased to speeds of 1.5Mb and 3Mb respectively.

We believe we are the broadband internet market leader in our addressable areas (those areas of the country where consumers are able to receive our broadband internet services) with around 70% market share. Broadband continues to be successful in attracting new customers to Telewest. In the second quarter of 2004, 31% of broadband installations were for customers who were not existing customers. We have also achieved strong multi-service penetration amongst our broadband customers, with 71% subscribing to the full "triple play" and 94% to at least one other product as of June 30, 2004.

BUSINESS SALES DIVISION

The business sales division's revenue decreased (pound)6 million to (pound)63 million primarily due to competitive pressures in the business voice market and a reduction of (pound)3 million in carrier services revenues.

The business services market remains extremely competitive and despite continued growth in revenues from data services, this has not been enough to offset weakness in voice and carrier revenues.

Within the fast growing data services market, our IPVPN (Internet Protocol Virtual Private Network) service has become a flagship product and we have seen total data revenues grow by 16%.

Recently, the business sales division has successfully launched two new voice reseller products, Carrier Pre-Select and Wholesale Line Rental services. Within the public sector arena, the business sales division has also won the first contract to be awarded as part of a UK government initiative to boost broadband adoption in the public sector.

We are reorganizing the business division to provide a differentiated service to customers, based more closely on the services and products they have or may require in the future, with separate service models for standard and complex customers. These changes have resulted in significant cost savings and the reorganization process is due to complete in the third quarter of 2004.

CONTENT SEGMENT

Content segment revenue increased by (pound)2 million as increases in advertising and subscription revenues were partially offset by a decline in other, non-core, revenues. Advertising revenue was up 27% compared to a 6% growth in the overall market as multi-channel penetration increased. Subscription revenue grew 10% due to growth in the number of UK pay-television subscribers.

Telewest's 50% share of its joint venture UKTV's net income was (pound)5 million in the second quarter and is included within "share of net income/(loss) of affiliates."

COMBINED OPERATING COSTS AND EXPENSES

OPERATING COSTS AND
EXPENSES                    THREE MONTHS ENDED                THREE MONTHS ENDED
(IN (POUND) MILLIONS)         JUNE 30, 2004                      JUNE 30, 2003
                     ---------------------------------  --------------------------------
                         BEFORE                             BEFORE
                      FINANCIAL   FINANCIAL              FINANCIAL   FINANCIAL
                      RESTRUCT.   RESTRUCT.              RESTRUCT.   RESTRUCT.          PERCENTAGE
                        CHARGES     CHARGES     TOTAL      CHARGES     CHARGES    TOTAL  INC/(DEC)
Cable segment
 expenses                    74           -        74           79           -       79       (6%)
Content segment
 expenses                    18           -        18           18           -       18          -
Depreciation                 90           -        90          102           -      102      (12%)
SG&A expenses               112          12       124          117           4      121         2%
---------------------------------------------------------------------------------------------------
Total operating costs
 and expenses               294          12       306          316           4      320       (4%)
===================================================================================================


Total operating costs and expenses were (pound)306 million, down 4% from (pound)320 million. Total operating costs and expenses excluding financial restructuring charges decreased by (pound)22 million or 7% from (pound)316 million to (pound)294 million. Financial restructuring charges represent those costs incurred in respect of the financial restructuring of plc.

Total gross margin (total revenue less cable and content segment expenses as a percentage of total revenue) increased from 70% to 72% due primarily to the growing number of high margin broadband subscribers, the continued migration of customers onto unmetered "Talk" telephony packages and reductions in interconnect costs.

Depreciation of tangible fixed assets was (pound)90 million, down from (pound)102 million. This reduction was principally due to accelerated depreciation in the second quarter of 2003 which was not repeated in the second quarter of 2004.

Reflecting our continued focus on reducing costs, SG&A (excluding financial restructuring charges) decreased 4% to (pound)112 million due mainly to headcount reductions and lower severance costs. SG&A including financial restructuring charges increased by (pound)3 million to (pound)124 million.

COMPARISON OF SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

Except where otherwise stated in this section, all comparisons compare the six-month period ended June 30, 2004 to the six-month period ended June 30, 2003. All financial information is unaudited.


Total revenue                  Six months     Six months  Percentage
(in (pound)millions)           ended June     ended June   inc/(dec)
                                 30, 2004       30, 2003
----------------------------------------------------------------------
Cable Segment
      Consumer sales                  470            450          4%
      Business sales                  130            139        (6%)
----------------------------------------------------------------------
Total Cable Segment                   600            589          2%
Content Segment                        54             53          2%
----------------------------------------------------------------------
Total revenue                         654            642          2%
======================================================================

CABLE SEGMENT

CONSUMER SALES DIVISION

Consumer sales division revenue increased (pound)20 million from (pound)450 million to (pound)470 million, primarily due to growth in the number of broadband internet subscribers.



BUSINESS SALES DIVISION

The business sales division's revenue decreased (pound)9 million to (pound)130 million due to the competitive pressures in the business voice market and a (pound)4 million reduction in carrier services revenues, partially offset by 18% growth in data revenues.

CONTENT SEGMENT

Content segment revenue increased by (pound)1 million as increases in advertising and subscription revenues were partially offset by a decline in other, non-core, revenues.

Telewest's 50% share of its joint venture UKTV's net income was (pound)9 million in the six months and is included within "share of net income/(loss) of affiliates."

COMBINED OPERATING COSTS AND EXPENSES

OPERATING COSTS AND              SIX MONTHS ENDED                        SIX MONTHS ENDED
EXPENSES                           JUNE 30, 2004                           JUNE 30, 2003
(IN (POUND) MILLIONS)
                     -------------------------------------------  --------------------------------
                                   BEFORE                            BEFORE
                                 FINANCIAL  FINANCIAL              FINANCIAL   FINANCIAL
                                 RESTRUCT.  RESTRUCT.              RESTRUCT.   RESTRUCT.          PERCENTAGE
                                   CHARGES    CHARGES     TOTAL      CHARGES     CHARGES    TOTAL  INC/(DEC)
Cable segment
expenses                               153          -       153          162           -      162       (6%)
Content segment
expenses                                34          -        34           35           -       35       (3%)
Depreciation                           184          -       184          198           -      198       (7%)
SG&A expenses                          223         21       244          235           7      242        1%
-------------------------------------------------------------------------------------------------------------
Total operating costs and
 expenses                              594         21       615          630           7      637       (3%)
=============================================================================================================


Total operating costs and expenses were (pound)615 million, down 3% from (pound)637 million. Total operating costs and expenses excluding financial restructuring charges decreased by (pound)36 million or 6% from (pound)630 million to (pound)594 million.

Total gross margin (total revenue less cable and content segment expenses as a percentage of total revenue) increased from 69% to 71% due primarily to the growing number of high margin broadband subscribers, the continued migration of customers onto unmetered "Talk" telephony packages and reductions in interconnect costs.

Depreciation of tangible fixed assets was (pound)184 million, down from (pound)198 million. This reduction was principally due to accelerated depreciation in the second quarter of 2003 which was not repeated in the second quarter of 2004.

Reflecting our continued focus on reducing costs, SG&A (excluding financial restructuring charges) decreased 5% to (pound)223 million due mainly to headcount reductions, lower severance costs and bad debt savings achieved through improved credit policies. SG&A including financial restructuring charges increased by (pound)2 million to (pound)244 million.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities increased from (pound)62 million for the second quarter of 2003 to (pound)88 million for the second quarter of 2004 and from (pound)136 million for the six months ended June 30, 2003 to (pound)170 million for the six months ended June 30, 2004. These increases were principally as a result of improvements in operating income and reduced working capital.

Net cash provided by operating activities in the third quarter of 2004 has been negatively impacted by cash payments made in respect of the financial restructuring, including the remaining (pound)22 million in respect of fees owed under our amended senior secured facility.

Net cash used in investing activities increased from (pound)31 million for the second quarter of 2003 to (pound)61 million for the second quarter of 2004 and from (pound)92 million for the six months ended June 30, 2003 to (pound)124 million for the six months ended June 30, 2004. These increases were principally as a result of increased cash paid for property and equipment and loans made to affiliates. Capital expenditure, on an accrual basis, for the second quarter of 2004 was (pound)54 million.

Net cash used in financing activities decreased from (pound)16 million for the second quarter of 2003 to (pound)9 million for the second quarter of 2004 and from (pound)29 million for the six months ended June 30, 2003 to (pound)21 million for the six months ended June 30, 2004. These decreases were principally as a result of decreased repayments in respect of our capital leases.

Cash and cash equivalents at June 30, 2004 were (pound)452 million.

SUBSEQUENT EVENTS

On July 15, 2004, plc completed its financial restructuring, part of which consisted of the transfer, on July 14, 2004, of substantially all of its assets and post-restructuring liabilities to Telewest. As a result of the financial restructuring, (pound)3,282 million of notes and debentures and (pound)479 million of unpaid accrued interest were extinguished resulting in the transfer of post-restructuring liabilities of approximately (pound)2.8 billion to Telewest. In addition, as part of the financial restructuring, the senior secured credit facility entered into by Telewest Communications Networks Limited, now a wholly owned subsidiary of Telewest, was amended. As part of the amendment process, approximately (pound)160 million outstanding under the prior facility was repaid.

As at June 30, 2004, on a pro forma basis adjusting for the impact of the financial restructuring, total indebtedness was (pound)1,965 million and net debt was (pound)1,719 million. The pro forma net debt consisted of (pound)118 million of total capital lease obligations, (pound)7 million in other debt and (pound)1,840 million drawn down on our (pound)2,030 million amended senior secured credit facility less (pound)246 million of cash and cash equivalents. An explanation and a reconciliation of net debt to the most directly comparable US GAAP financial measure is shown on pages 15 to
18. For a further discussion of the pro forma impact of the financial restructuring, see the Registration Statement on Form S-1 (No. 333-115508) filed by Telewest Global, Inc. with, and declared effective by, the US Securities and Exchange Commission on July 16, 2004.

As a result of the completion of plc's financial restructuring on July 15, 2004, Telewest adopted "fresh start" accounting in accordance with
Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", or "SOP 90-7", issued by the American Institute of Certified Public Accountants, with effect from July 1, 2004. Under SOP 90-7, Telewest established a new accounting basis, and recorded its existing assets and liabilities at their respective fair values. As a result of the application of "fresh start" accounting, Telewest's balance sheet and results of operations for the three months ending September 30, 2004 and for each reporting period thereafter will not be comparable in many material respects to the balance sheet or results of operations reflected in plc's historical financial statements for periods prior to July 1, 2004.

BASIS OF PREPARATION

As a consequence of the completion of plc's financial restructuring on July 15, 2004, the transfer of substantially all of the assets of plc to Telewest and the planned liquidation of plc, plc is no longer a going concern. The financial statements, however, have continued to be prepared on a going concern basis to preserve continuity of reporting and to provide more meaningful information to stakeholders. The principal impact to the financial statements if they had not been prepared on a going concern basis would be to impair the remaining goodwill and the potential write down of property and equipment to net realizable value.

Some of the statements in this press release constitute "forward-looking statements" which we believe to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance, including, but not limited to, strategic plans, planned operational changes (including product improvements), product introductions and innovations and customer service improvements that involve known and unknown risks, uncertainties and other factors that may cause our or our businesses' actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," or "continue" or the negative of those terms or other comparable terminology.

There are a number of important factors that could cause our actual results and future development to differ materially from those expressed or implied by those forward-looking statements, including, but not limited to:

     o our ability to refinance our amended senior credit facility at its final term;

     o our ability to fund our operations through operating cash flow, in particular given our obligations to service our substantial indebtedness;

     o our ability to comply with financial and performance covenants in our amended senior secured facility, as non-compliance may lead to additional restrictions on us or accelerated repayment obligations;

     o changes that may be made to our business, operations and current long-range plan by our new board of directors;

     o    the extent to which we are able to compete  with other  providers
          of    broadband    internet    services,     including    British
          Telecommunications plc;

     o the extent to which consumers regard cable telephony as an attractive alternative to telephony services provided by, for example British Telecommunications plc, or the emergence of voice-over-internet protocol as a viable alternative to cable telephony;

     o the extent to which we are able to successfully compete with mobile network operators;

     o the extent to which we are able to retain our current customers and attract new customers;

     o the extent to which we are able to migrate customers to additional products or services or to high-margin products or services;

     o the extent to which regulatory and competitive pressures in the UK telephony market continue to reduce prices;

     o the extent to which UK and EU merger control laws restrict our ability to expand through mergers or acquisitions;

     o our ability to develop and introduce attractive interactive and high-speed data services in a rapidly changing and highly competitive technological and business environment;

     o our ability to penetrate markets and respond to changes or increases in competition;

     o    our  ability  to  compete  against  digital   television  service
          providers, including British Sky Broadcasting Group plc and Freeview, by increasing our digital customer base;

     o    our ability to compete with other internet services providers;

     o our ability to achieve, or realize benefits from, any further consolidation in the UK cable industry

     o our ability to have an impact on, or respond to, new or changed government regulations;

     o our ability to improve operating efficiencies, including through cost reductions;

     o    our   ability  to   maintain   and   upgrade  our  network  in  a
          cost-efficient and timely manner;

     o adverse changes in the price or availability of telephony interconnection or cable television programming;

     o our ability to compete effectively in the advertising-sales, program distribution and programming supply markets; and

     o    disruption in our supply of programming, services and equipment.

Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any of the forward-looking statements after the date of this press release to conform them to actual results, whether as a result of new information, future events or otherwise. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the caption "Risk Factors" in the Registration Statement on Form S-1 (No. 333-115508) filed by Telewest Global, Inc. with, and declared effective by, the US Securities and Exchange Commission on July 16, 2004, which describe risks and factors that could cause results to differ materially from those projected in those forward-looking statements.

These risk factors may not be exhaustive. Other sections of this press release may describe additional factors that could adversely impact our business and financial performance. We operate in a continually changing business environment, and new risk factors may emerge from time to time. Management cannot anticipate all of these new risk factors, nor can they definitively assess the impact, if any, of new risk factors on us or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.


TELEWEST COMMUNICATIONS PLC
US GAAP
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30
------------------------------------------------- ------------ ------------  ---------- ------------
                                                     3 MONTHS     3 MONTHS    6 MONTHS     6 MONTHS
                                                        ENDED        ENDED       ENDED        ENDED
                                                     JUNE 30,     JUNE 30,    JUNE 30,     JUNE 30,
                                                         2004         2003        2004         2003
                                                                (restated)               (restated)
                                                     (POUND)M     (POUND)M    (POUND)M     (POUND)M
------------------------------------------------- ------------ ------------  ---------- ------------
REVENUE
Consumer Sales Division                                   235          228         470          450
Business Sales Division                                    63           69         130          139
------------------------------------------------- ------------ ------------  ---------- ------------
TOTAL CABLE SEGMENT                                       298          297         600          589
Content Segment                                            28           26          54           53
------------------------------------------------- ------------ ------------  ---------- ------------
TOTAL REVENUE                                             326          323         654          642
------------------------------------------------- ------------ ------------  ---------- ------------
OPERATING COSTS AND EXPENSES
Cable segment expenses                                    (74)         (79)       (153)        (162)
Content segment expenses                                  (18)         (18)        (34)         (35)
Depreciation                                              (90)        (102)       (184)        (198)
------------------------------------------------- ------------ ------------  ---------- ------------
Cost of revenue                                          (182)        (199)       (371)        (395)
------------------------------------------------- ------------ ------------  ---------- ------------
SG&A (excluding financial restructuring charges)         (112)        (117)       (223)        (235)
Financial restructuring charges                           (12)          (4)        (21)          (7)
------------------------------------------------- ------------ ------------  ---------- ------------
Total SG&A                                               (124)        (121)       (244)        (242)
------------------------------------------------- ------------ ------------  ---------- ------------
                                                         (306)        (320)       (615)        (637)
------------------------------------------------- ------------ ------------  ---------- ------------
OPERATING INCOME                                           20            3          39            5
OTHER INCOME/(EXPENSE)
Interest income                                             8            6          15           12
Interest expense (including amortization of debt
 discount)                                               (121)        (122)       (230)        (247)
Foreign exchange (losses)/gains, net                      (37)         117          40           69
Share of net income/(loss) of affiliates                    5            -           8            2
Other, net                                                  -            -          (1)          (1)
------------------------------------------------- ------------ ------------  ---------- ------------
(LOSS)/INCOME BEFORE INCOME TAXES                        (125)            4       (129)        (160)
Income taxes (charge)/benefit                              (1)            1         (1)           2
------------------------------------------------- ------------ ------------  ---------- ------------
NET (LOSS)/INCOME                                        (126)            5       (130)        (158)
------------------------------------------------- ------------ ------------  ---------- ------------


The consolidated financial information as set out on pages 9 to 11 has been prepared on the basis of the accounting policies set out in Telewest Communications plc's Annual Report on Form 20-F for the year ended December 31, 2003, other than where changes are necessary to implement new accounting pronouncements. The December 31, 2003 balance sheet is derived from the financial statements disclosed in the Annual Report on Form 20-F mentioned earlier.

TELEWEST COMMUNICATIONS PLC
US GAAP
UNAUDITED CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------- ---------- ----------
                                                                                   JUNE 30,    DEC 31,
                                                                                       2004       2003
                                                                                   (POUND)M   (POUND)M
--------------------------------------------------------------------------------- ---------- ----------
ASSETS
Cash and cash equivalents                                                               452        427
Secured cash deposits restricted for more than one year                                  11         13
Trade receivables                                                                       111        114
Other receivables                                                                        34         39
Prepaid expenses                                                                         41         16
--------------------------------------------------------------------------------- ---------- ----------
Total current assets                                                                    649        609
Investment in affiliates, accounted for under the equity method, and related
receivables                                                                             367        362
Property and equipment                                                                2,342      2,421
Goodwill                                                                                447        447
Inventory                                                                                33         27
Other assets                                                                             19         23
--------------------------------------------------------------------------------- ---------- ----------
TOTAL ASSETS                                                                          3,857      3,889
--------------------------------------------------------------------------------- ---------- ----------

LIABILITIES AND SHAREHOLDERS' FUNDS
Accounts payable                                                                        112         98
Other liabilities                                                                       917        809
Debt repayable within one year                                                        5,283      5,287
Capital lease obligations repayable within one year                                      76         89
--------------------------------------------------------------------------------- ---------- ----------
Total current liabilities                                                             6,388      6,283
Deferred taxes                                                                          110        108
Debt repayable after more than one year                                                   6          6
Capital lease obligations repayable after more than one year                             42         51
--------------------------------------------------------------------------------- ---------- ----------
TOTAL LIABILITIES                                                                     6,546      6,448

MINORITY INTERESTS                                                                      (1)        (1)

SHAREHOLDERS' DEFICIT                                                               (2,688)    (2,558)

--------------------------------------------------------------------------------- ---------- ----------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                           3,857      3,889
--------------------------------------------------------------------------------- ---------- ----------


TELEWEST COMMUNICATIONS PLC
US GAAP
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30
-------------------------------------------------- ------------ ------------ ---------- -------------
                                                      3 MONTHS     3 MONTHS   6 MONTHS      6 MONTHS
                                                         ENDED        ENDED      ENDED         ENDED
                                                      JUNE 30,     JUNE 30,   JUNE 30,      JUNE 30,
                                                          2004         2003       2004          2003
                                                                 (restated)               (restated)
                                                      (POUND)M     (POUND)M   (POUND)M      (POUND)M
-------------------------------------------------- ------------ ------------ ---------- -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income                                         (126)           5       (130)         (158)
Adjustments to reconcile net (loss)/income to
 net cash provided by operating activities:
Depreciation                                                90          102        184           198
Amortization of deferred financing costs and                10           32         30            58
 issue discount on Senior Discount debentures
Deferred taxes charge/(credit)                               1           (1)         1            (2)
Unrealized losses/(gains) on foreign currency
 translation                                                37         (117)       (40)          (69)
Share of net (income)/loss of affiliates                    (5)           -         (8)           (2)
Loss on disposal of assets                                   1            -          -             1
Amounts written off investments                              -            -          1             -
Changes in operating assets and liabilities, net
 of effect of acquisition of subsidiaries:
Change in receivables                                       11           23          9            32
Change in prepaid expenses                                 (20)           5        (25)          (14)
Change in other assets                                      (1)          (4)        (3)          (12)
Change in accounts payable                                  12          (23)        27            16
Change in other liabilities                                 78           40        124            88
-------------------------------------------------- ------------ ------------ ---------- -------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                   88           62        170           136
-------------------------------------------------- ------------ ------------ ---------- -------------

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for property and equipment                       (61)         (43)      (127)         (110)
Repayment of loans made to affiliates, net                  (7)           6         (4)           12
Disposal of affiliate                                        7            6          7             6
-------------------------------------------------- ------------ ------------ ---------- -------------
NET CASH USED IN INVESTING ACTIVITIES                      (61)         (31)      (124)          (92)
-------------------------------------------------- ------------ ------------ ---------- -------------

CASH FLOWS FROM FINANCING ACTIVITIES
Release of restricted deposits                               2            -          2             -
Capital element of capital lease repayments                (11)         (16)       (23)          (29)
-------------------------------------------------- ------------ ------------ ---------- -------------
NET CASH USED IN FINANCING ACTIVITIES                       (9)         (16)       (21)          (29)
-------------------------------------------------- ------------ ------------ ---------- -------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                   18           15         25            15

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD           434          390        427           390

-------------------------------------------------- ------------ ------------ ---------- -------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                 452          405        452           405
-------------------------------------------------- ------------ ------------ ---------- -------------

Supplementary cash flow information:
Cash paid for interest, net                                 29           51         61            88
Cash received for income taxes                               -            -        (2)             -


TELEWEST COMMUNICATIONS PLC
US GAAP
QUARTERLY HISTORICAL INFORMATION
FOR THE THREE MONTH PERIODS ENDED
-------------------------------------------------- ------------ ------------ ------------ ---------- -------------
                                                      JUN. 30,     MAR. 31,     DEC. 31,   SEP. 30,      JUN. 30,
                                                          2004         2004         2003       2003          2003
                                                                                          (restated)   (restated)
                                                      (POUND)M     (POUND)M     (POUND)M   (POUND)M      (POUND)M
-------------------------------------------------- ------------ ------------ ------------ ---------- -------------
REVENUE
Consumer Sales Division                                    235          235          230        227           228
Business Sales Division                                     63           67           68         71            69
-------------------------------------------------- ------------ ------------ ------------ ---------- -------------
TOTAL CABLE SEGMENT                                        298          302          298        298           297
Content Segment                                             28           26           33         27            26
-------------------------------------------------- ------------ ------------ ------------ ---------- -------------
TOTAL REVENUE                                              326          328          331        325           323
-------------------------------------------------- ------------ ------------ ------------ ---------- -------------
OPERATING COSTS AND EXPENSES
Cable segment expenses                                     (74)         (79)         (78)       (78)          (79)
Content segment expenses                                   (18)         (16)         (27)       (19)          (18)
Depreciation                                               (90)         (94)         (95)       (96)         (102)
-------------------------------------------------- ------------ ------------ ------------ ---------- -------------
Cost of revenue                                           (182)        (189)        (200)      (193)         (199)
-------------------------------------------------- ------------ ------------ ------------ ---------- -------------
SG&A (excluding financial restructuring charges)          (112)        (111)        (112)      (118)         (117)
Financial restructuring charges                            (12)          (9)          (9)        (9)           (4)
-------------------------------------------------- ------------ ------------ ------------ ---------- -------------
Total SG&A                                                (124)        (120)        (121)      (127)         (121)
-------------------------------------------------- ------------ ------------ ------------ ---------- -------------
                                                          (306)        (309)        (321)      (320)         (320)
-------------------------------------------------- ------------ ------------ ------------ ---------- -------------
OPERATING INCOME                                            20           19           10          5             3
OTHER INCOME/(EXPENSE)
Interest income                                              8            7            7          5             6
Interest expense (including amortization of debt
 discount)                                                (121)        (109)        (122)      (119)         (122)
Foreign exchange (losses)/gains, net                       (37)          77          184         15           117
Share of net income/(loss) of affiliates                     5            3           (3)         2             -
Other, net                                                   -           (1)           8          1             -
-------------------------------------------------- ------------ ------------ ------------ ---------- -------------
(LOSS)/INCOME BEFORE INCOME TAXES                         (125)          (4)          84        (91)            4
Income taxes (charge)/benefit                               (1)           -          (20)         2             1
-------------------------------------------------- ------------ ------------ ------------ ---------- -------------
NET (LOSS)/INCOME                                         (126)          (4)          64        (89)            5
-------------------------------------------------- ------------ ------------ ------------ ---------- -------------


Subsequent to the issue of the Company's consolidated financial statements for the year ended Dec. 31, 2002, the Group determined the need to adjust the classification of debt previously reflected as non-current in the consolidated balance sheet at Dec. 31, 2002 and write off deferred issue costs as at that date relating to the restated debt. Accordingly, the unaudited consolidated financial statements for the three and six months ended Jun. 30, 2003, and the quarterly historical information for the three months ended Jun. 30 and Sep. 30, 2003 also need to be restated.

Previously reported interest expense for the three and six months ended Jun. 30, 2003 included a charge of (pound)2 million and (pound)5 million, respectively, and the three months ended Sep. 30 2003 included a charge of (pound)2 million in respect of amortization of deferred issue costs. These charges have been written back now that all deferred issue costs on the restated debt have been written off with effect from Dec. 31, 2002. Additionally, charges of (pound)5 million and (pound)8 million, respectively, have been made in the three and six months ended Jun. 30, 2003, and a charge of (pound)6 million made for the three months ended Sep. 30, 2003 for further interest on bonds in default. Consequently, the net effect of these adjustments to "Interest expense" for the three and six months ended Jun. 30, 2003 is (pound)3 million and (pound)3 million, respectively, and (pound)4 million for the three months ended Sep. 30, 2003.

-------------------------------------------------- -------------------------------------------------------------
                                                               RESTATEMENT IMPACT ON JUN. 30, 2003
                                                     3 MONTHS ENDED JUN. 30,            6 MONTHS ENDED JUN. 30,
                                                                        2003                               2003
                                                    AS REPORTED  AS RESTATED           AS REPORTED  AS RESTATED
                                                       (POUND)M     (POUND)M              (POUND)M     (POUND)M
-------------------------------------------------- ------------- ------------ ------- ------------- ------------
Interest expense (including amortization of debt
 discount)                                                 (119)        (122)                (244)        (247)
Net income/(loss)                                             8            5                 (155)        (158)
-------------------------------------------------- ------------- ------------ ------- ------------- ------------

TELEWEST COMMUNICATIONS PLC
QUARTERLY OPERATING DATA - UNAUDITED
FOR THE THREE MONTHS ENDED
The following table sets out certain operating data for the three-month periods shown. The information represents combined operating statistics for all of our franchises.
---------------------------------------------------------- ------------ ------------ ------------ ------------ -------------
                                                              JUN. 30,     MAR. 31,     DEC. 31,     SEP. 30,      JUN. 30,
                                                                  2004         2004         2003         2003          2003
---------------------------------------------------------- ------------ ------------ ------------ ------------ -------------

CUSTOMER DATA
      Homes passed and marketed (1)                          4,682,777    4,678,182    4,674,764    4,679,688     4,686,974
      Total customer relationships (2)                       1,752,553    1,742,144    1,730,438    1,721,550     1,719,868
      Customer penetration                                        37.4%        37.2%        37.0%        36.8%         36.7%

      Customer additions                                        67,118       61,997       64,278       62,553        43,684
      Customer disconnections                                  (56,709)     (50,291)     (55,390)     (60,871)      (67,538)
      Net customer additions/(disconnections)                   10,409       11,706        8,888        1,682       (23,854)

      Revenue Generating Units ("RGUs") (3)                  3,447,254    3,363,240    3,286,706    3,217,600     3,168,205
      RGUs per customer                                           1.97         1.93         1.90         1.87          1.84
      Net RGU additions/(losses)                                84,014       76,534       69,106       49,395        (6,167)

      Average monthly revenue per customer                (pound)44.98 (pound)45.05 (pound)44.42 (pound)43.93  (pound)43.61

      Average monthly churn (4)                                    1.1%         1.0%         1.1%         1.2%          1.3%

---------------------------------------------------------- ------------ ------------ ------------ ------------ -------------

BUNDLED CUSTOMERS
      Customers subscribing to two or more services          1,312,842    1,291,141    1,264,756    1,239,659     1,220,545
      Customers subscribing to three services ("triple
        play")                                                 381,859      329,955      291,512      256,391       227,792

      Percentage of dual or triple-service customers              74.9%        74.1%        73.1%        72.0%         71.0%
      Percentage of triple-service customers                      21.8%        18.9%        16.8%        14.9%         13.2%

---------------------------------------------------------- ------------ ------------ ------------ ------------ -------------

CABLE TELEVISION
      Television ready homes passed and marketed             4,682,777    4,678,182    4,674,764    4,679,688     4,686,974
      Total subscribers                                      1,288,272    1,285,797    1,272,064    1,258,549     1,250,511
      Quarterly net additions/(disconnections)                   2,475       13,733       13,515        8,038       (23,034)

      Television penetration                                      27.5%        27.5%        27.2%        26.9%         26.7%

      Digital ready homes passed and marketed                4,401,860    4,386,050    4,306,251    4,292,032     4,294,480
      Digital subscribers                                    1,052,855    1,029,759      987,873      945,595       911,191
      Quarterly net digital additions                           23,096       41,886       42,278       34,404        23,885

      Penetration of digital subscribers to total
        subscribers                                               81.7%        80.1%        77.7%        75.1%         72.9%

      Average monthly churn                                        1.3%         1.2%         1.3%         1.4%          1.7%

---------------------------------------------------------- ------------ ------------ ------------ ------------ -------------

TELEPHONY
      Telephony ready homes passed and marketed              4,677,861    4,674,932    4,670,494    4,678,970     4,680,349
      3-2-1 telephony subscribers (metered)                  1,105,056    1,130,171    1,144,474    1,164,549     1,190,873
      Talk subscribers (unmetered)                             516,313      481,976      455,559      427,092       397,485
      Total subscribers                                      1,621,369    1,612,147    1,600,033    1,591,641     1,588,358
      Quarterly net additions/(disconnections)                   9,222       12,114        8,392        3,283       (13,248)

      Telephony penetration                                       34.7%        34.5%        34.3%        34.0%         33.9%

      Average monthly churn                                        1.1%         1.0%         1.1%         1.2%          1.2%


---------------------------------------------------- -------------- -------------- ------------- -------------- ------------
                                                          JUN. 30,       MAR. 31,      DEC. 31,       SEP. 30,     JUN. 30,
                                                              2004           2004          2003           2003         2003
---------------------------------------------------- -------------- -------------- ------------- -------------- ------------



INTERNET
      Broadband ready homes passed and marketed          4,401,860      4,386,050     4,306,251      4,292,032    4,294,480
      Total metered dial-up internet subscribers            47,884         50,953        49,368         52,353       64,958
      Total unmetered dial-up internet subscribers         151,457        177,250       184,009        190,571      193,406
      Total broadband internet subscribers                 537,613        465,296       414,609        367,410      329,336

      Quarterly net broadband additions                     72,317         50,687        47,199         38,074       30,115

      Broadband internet penetration                          12.2%          10.6%          9.6%           8.6%         7.7%

      Average monthly churn                                    1.2%           1.0%          1.1%           1.2%         1.1%
---------------------------------------------------- -------------- -------------- ------------- -------------- ------------

                                                          (POUND)M       (POUND)M      (POUND)M       (POUND)M     (POUND)M
NCTA CAPITAL EXPENDITURE (ACCRUAL BASIS) (5)
                                                     -------------- -------------- ------------- -------------- ------------
      Customer premise equipment ("CPE")                        23             23            25             23           20
      Scaleable infrastructure                                   7              7            11             12            5
      Commercial                                                 9             11            15              9            7
      Line extensions                                            1              1             -              1            1
      Upgrade/rebuild                                            4              2             -              -            -
      Support capital                                            9              8            12             10            5
                                                     -------------- -------------- ------------- -------------- ------------
      Total NCTA Capital expenditure                            53             52            63             55           38
      Non NCTA Capital expenditure:
      Content Segment                                            1              -             1              -            1
---------------------------------------------------- -------------- -------------- ------------- -------------- ------------
      Total Capital expenditure (accrual basis)                 54             52            64             55           39
==================================================== ============== ============== ============= ============== ============


(1) The number of homes within our service area that can potentially be served by our network with minimal connection costs.

(2) The number of customers who receive at least one level of service, encompassing television, telephony and broadband services, without regard to which service(s) customers purchase.

(3) Revenue Generating Units or RGUs represent the sum total of all primary analogue television, digital television, broadband and telephony subscribers. Dial-up internet subscribers, second telephone lines and additional TV outlets are not included although they are revenue generating for Telewest.

(4) Average monthly churn represents the total number of customers who disconnected during the quarter divided by the average number of customers in the quarter, divided by three. Subscribers who move premises within Telewest's addressable areas (known as Moves and Transfers) and retain Telewest's services are excluded from this churn calculation.

(5) In order to provide comparable data to the US and UK cable industry, and in accordance with NCTA (National Cable & Telecommunications Association) reporting guidelines, Telewest has allocated capital expenditure (which represents fixed asset additions on an accrual basis) to the standard reporting categories as per below. Telewest is not a member of the NCTA and is providing this information solely for comparative purposes.

CPE - costs incurred at the customer's house to secure new customers, revenue units and additional bandwidth revenues. Includes connections to previously unserved houses in accordance with SFAS 51 and customer premise equipment. Scaleable infrastructure - costs, not CPE or network related, to secure growth of new customers, revenue units and additional bandwidth revenues or provide service enhancements. Commercial - costs to provide high speed data and telephony services to businesses and institutions. Includes network and infrastructure expenditures. Line extensions - network costs associated with entering new service areas including costs of fiber, coaxial cable, amplifiers, electronic equipment, make-ready and design/engineering. Upgrade/rebuild - costs to modify or replace existing coax and fiber networks. Includes materials, contract labor, in-house labor, make-ready, design engineering and other miscellaneous costs associated with all aspects of the construction of the plant miles along an existing route. Benefits include added bandwidth and/or reliability/extended life to the existing plant. Support capital - costs associated with the replacement or enhancement of non-network assets due to obsolescence and wear-out, replacement of network assets unrelated to line extensions, rebuild/upgrade or customer growth.

TELEWEST COMMUNICATIONS PLC
USE OF NON-US GAAP FINANCIAL MEASURES
-------------------------------------------------------------------------------


ADJUSTED EBITDA

Telewest's primary measure of income or loss for each of our reportable segments is Adjusted EBITDA. Our management, including our chief operating decision maker, considers Adjusted EBITDA an important indicator of the operational strength and performance of our reportable segments. Adjusted EBITDA for each segment and in total excludes the impact of costs and expenses that do not directly affect our cash flows or do not directly relate to the operating performance of that segment. These costs and expenses include depreciation, amortization, financial restructuring charges, interest expense, foreign exchange gains/(losses), share of net income/(loss) from affiliates and income taxes. It is the belief of management that the legal and professional costs relating to our financial restructuring are not characteristic of our underlying business operations. Furthermore management believes that some of the components of these charges are not directly related to the performance of a single reportable segment.

Adjusted EBITDA is not a financial measure recognised under US GAAP. This measure is most directly comparable to the US GAAP financial measure net income/(loss). Some of the significant limitations associated with the use of Adjusted EBITDA as compared to net income/(loss) are that Adjusted EBITDA does not reflect the amount of required reinvestment in depreciable fixed assets, financial restructuring charges, interest expense, foreign exchange gains or losses, income taxes expense or benefit and similar items on our results of operations. We believe Adjusted EBITDA is helpful for understanding our performance and assessing our prospects for the future, and that it provides useful supplemental information to investors. In particular, this non-US GAAP financial measure reflects an additional way of viewing aspects of our operations that, when viewed with our US GAAP results and the reconciliations to net income/(loss), shown on page 17, provide a more complete understanding of factors and trends affecting our business. Because non-US GAAP financial measures are not standardized, it may not be possible to compare Adjusted EBITDA with other companies' non-US GAAP financial measures that have the same or similar names. The presentation of this supplemental information is not meant to be considered in isolation or as a substitute for net cash provided by operating activities, operating income/(loss), net income/(loss), or other measures of financial performance reported in accordance with US GAAP.


FREE CASH FLOW

Telewest's primary measure of cash flow is free cash flow. Free cash flow is defined as net cash provided by/(used in) operating activities excluding cash paid for financial restructuring charges, less cash paid for property and equipment. Our management, including our chief operating decision maker, considers free cash flow an important indicator of the operational performance of our business.

Free cash flow is not a financial measure recognized under US GAAP. This measure is most directly comparable to the US GAAP financial measure net cash provided by/(used in) operating activities. The significant limitation associated with the use of free cash flow as compared to net cash provided by/(used in) operating activities is that free cash flow does not consider the amount of cash required to pay financial restructuring charges. We believe free cash flow is helpful for understanding our performance and it provides useful supplemental information to investors. Because non-US GAAP financial measures are not standardized, it may not be possible to compare free cash flow with other companies' non-US GAAP financial measures that have the same or similar names. The presentation of this supplemental information is not meant to be considered in isolation or as a substitute for net cash provided by/(used in) operating activities, or other measures of financial performance reported in accordance with US GAAP.


CAPITAL EXPENDITURE (ACCRUAL BASIS)

Telewest's primary measure of expenditure for fixed assets is Capital expenditure (accrual basis). Capital expenditure (accrual basis) is defined as the purchase of fixed assets as measured on an accrual basis. Telewest's business is underpinned by its significant investment in network infrastructure and information technology. Management therefore considers Capital expenditure (accrual basis) an important component in evaluating Telewest's liquidity and financial condition since capital expenditure is a necessary component of ongoing operations. Capital expenditure (accrual basis) is most directly comparable to the US GAAP financial measure cash paid for property and equipment as reported in the Consolidated Statement of Cash Flows. The significant limitation associated with the use of
Capital expenditure (accrual basis) as compared to cash paid for property and equipment is Capital expenditure (accrual basis) excludes timing differences from payments of liabilities related to capital expenditure. Management excludes this amount from Capital expenditure (accrual basis) because it is more closely related to the cash management treasury function than to Telewest's management of capital expenditure for long-term operational performance and liquidity. Management compensates for this limitation by separately measuring and forecasting working capital and interest payments.

The presentation of this supplemental information is not meant to be considered in isolation or as a substitute for other measures of financial performance reported in accordance with US GAAP accepted in the United States. These non-US GAAP financial measures reflect an additional way of viewing aspects of Telewest's operations that, when viewed with Telewest's US GAAP results and the accompanying reconciliation to cash paid for property and equipment, shown on page 17, provide a more complete understanding of factors and trends affecting Telewest's business. Management encourages investors to review Telewest's financial statements and publicly-filed reports in their entirety and to not rely on any single financial measure.

TELEWEST COMMUNICATIONS PLC
USE OF NON-US GAAP FINANCIAL MEASURES (CONTINUED)
-------------------------------------------------------------------------------


NET DEBT

Net debt is defined as the sum of debt repayable within one year, capital lease obligations repayable within one year, debt repayable after more than one year, capital lease obligations repayable after more than one year less cash and cash equivalents. Telewest's management, including its chief operating decision maker, considers net debt an important measure of the total net debt financing obligations undertaken by Telewest.

Net debt is not a financial measure recognized under US GAAP. This measure is most directly comparable to the US GAAP financial measure, total current liabilities. The significant limitation associated with the use of net debt as compared total current liabilities is that net debt does not consider current liabilities due in respect of accounts payable and other liabilities, whilst it includes debt and capital lease obligations due after more than one year and cash and cash equivalents. Telewest believes net debt is helpful for understanding its entire net debt funding obligations and it provides useful supplemental information to investors. Because non-US GAAP financial measures are not standardized, it may not be possible to compare net debt with other companies' non-US GAAP financial measures that have the same or similar names. The presentation of this supplemental information is not meant to be considered in isolation or as a substitute for total current liabilities, or other measures of financial performance reported in accordance with US GAAP.

TELEWEST COMMUNICATIONS PLC
-------------------------------------------------------------------------------
RECONCILIATIONS OF NON-US GAAP FINANCIAL MEASURES
-------------------------------------------------------------------------------


RECONCILIATION OF ADJUSTED EBITDA TO NET LOSS

                                                               THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                      JUNE 30,                       JUNE 30,
                                                                 2004         2003              2004         2003
                                                             (POUND)M     (POUND)M          (POUND)M     (POUND)M
------------------------------------------------------------------------------------------------------------------
Adjusted EBITDA                                                   122          109               244          210
Financial restructuring charges                                   (12)          (4)              (21)          (7)
Depreciation                                                      (90)        (102)             (184)        (198)
------------------------------------------------------------------------------------------------------------------
Operating income                                                   20            3                39            5
Interest income                                                     8            6                15           12
Interest expense (including amortization of debt discount)       (121)        (122)             (230)        (247)

Foreign exchange (losses)/gains, net                              (37)         117                40           69
Share of net income/(loss) of affiliates                            5            -                 8            2
Other, net                                                          -            -                (1)          (1)
Income taxes (charge)/benefit                                      (1)           1                (1)           2
------------------------------------------------------------------------------------------------------------------
Net (loss)/income                                                (126)           5              (130)        (158)
==================================================================================================================


RECONCILIATION OF FREE CASH FLOW TO NET CASH PROVIDED BY OPERATING ACTIVITIES

                                                           THREE MONTHS ENDED JUNE 30,     SIX MONTHS ENDED JUNE 30,
                                                                 2004         2003              2004         2003
                                                             (POUND)M     (POUND)M          (POUND)M     (POUND)M
------------------------------------------------------------------------------------------------------------------
Free cash flow                                                     37           21                62           32
Deduct cash paid for financial restructuring charges              (10)          (2)              (19)          (6)
Add cash paid for property and equipment                           61           43               127          110
------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                          88           62               170          136

==================================================================================================================
Supplementary cash flow information:
Cash paid for interest, net                                        29           51                61           88
Cash received for income taxes                                      -            -               (2)            -


Free cash flow is reported after cash paid for interest, net and cash received for income taxes.


RECONCILIATION OF CAPITAL EXPENDITURE (ACCRUAL BASIS) TO CASH PAID FOR
PROPERTY AND EQUIPMENT

                                                              THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                     JUNE 30,                       JUNE 30,
                                                                 2004         2003              2004         2003
                                                             (POUND)M     (POUND)M          (POUND)M     (POUND)M
------------------------------------------------------------------------------------------------------------------
Capital expenditure (accrual basis)                                54           39               106          104
Changes in capital accruals                                         7            4                21            6
------------------------------------------------------------------------------------------------------------------
Cash paid for property and equipment                               61           43               127          110
==================================================================================================================


TELEWEST COMMUNICATIONS PLC
-------------------------------------------------------------------------------
RECONCILIATIONS OF NON-US GAAP FINANCIAL MEASURES (CONTINUED)
                                                                       JUNE 30, 2004              DECEMBER 31, 2003
                                                                          (POUND)M                       (POUND)M
------------------------------------------------------------------------------------------------------------------
Net debt                                                                     5,434                          5,358
Cash and cash equivalents                                                      452                            427
------------------------------------------------------------------------------------------------------------------
Total debt                                                                   5,886                          5,785
Accrued interest payable on notes and debentures                             (479)                          (352)
Debt repayable after more than one year                                        (6)                            (6)
Capital lease obligations repayable after more than one year                  (42)                           (51)
Accounts payable                                                               112                             98
Other liabilities                                                              917                            809
------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                    6,388                          6,283
==================================================================================================================
